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                          July 28, 2023

       Tyler Danielson
       Interim Chief Executive Officer
       FOXO Technologies Inc.
       729 N. Washington Ave., Suite 600
       Minneapolis, Minnesota 55401

                                                        Re: FOXO Technologies
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 21, 2023
                                                            File No. 333-273377

       Dear Tyler Danielson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Blake Baron